[ICICI Letterhead]

September 9, 2005

VIA EDGAR AND EXPRESS COURIER

Mr. Donald Walker, Senior Associate Chief Accountant
U.S. Securities and Exchange Commission
100 F Street N.E.
 Washington, D.C. 20549

Re.:	ICICI Bank Limited
Annual Report on Form 20-F for the year ended March 31, 2004 (File No. 1-15002)

     This letter is in response to the Staff’s comments regarding the above-referenced annual report on Form 20-F, set forth in your letter dated August 26, 2005 to Mr. K.V. Kamath. Set forth below are the responses to the comments in your letter. The numbering of the comments below corresponds to the numbering in your letter.

Audited Financial Statements
 Notes to the Consolidated Financial Statements
Note 1- Significant Accounting Policies
Allowances for Loan Losses, page F-13

1.	Your tables on pages 76 and 77 indicate that of your total allowance for loan losses of Rs. 66,767 million at March 31, 2004, you determined that Rs. 40,981 million and Rs. 21,474 million were your best estimates of the amounts of losses incurred on restructured and impaired loans, respectively, and that Rs. 4,312 million was your best estimate of the amounts of probable losses inherent in the remainder of your portfolio. Please provide us with the following information:

	•	Explain how you determined each element of the allowance for non-impaired loans.
	•	Clarify how your accounting policy is consistent with the guidance in SFAS 114 as amended by SFAS 118 for loans individually evaluated for impairment; and
•	Explain how you determined that an allowance of less than one percent of the remainder of your gross loan portfolio was appropriate for loans that were not impaired.
Specifically explain how you considered the following:

		°	Approximately 27% of your gross loan portfolio was either impaired or restructured as of March 31, 2004;
		°	The loss rates disclosed in Footnote 11 for securitized loans; and
		°	Historical loss rates for each category of loans.

     The methodology for determining our allowance for loan losses for various types of loans is described below.

     Allowance for loan losses against corporate loans

     Corporate loans include project and corporate finance, working capital finance (including working capital term loans) and lease financing. Our corporate loans are generally fully secured and have full recourse to the borrower. In most cases other than working capital finance, we have a security interest and first lien on all the fixed assets and a second lien on all the current assets of the borrower. In respect of working capital finance loans, we have a security interest and first lien on all current assets and a second lien on all fixed assets of the borrower. Security interests typically include property, plant and equipment as well as other tangible assets of the borrower, both present and future. We conduct a comprehensive analysis of our corporate loan portfolio on a periodic basis for identification of impaired loans and determination of the allowance required for loan losses. The analysis considers both qualitative and quantitative criteria including, among others, the account conduct, future prospects, repayment history and financial performance. This comprehensive analysis includes an account-by-account analysis of a substantial portion of the corporate loan portfolio, and an allowance is made for probable loss, if any, on each account. Corporate loans with an outstanding amount of greater than Rs. 100 million are selected across risk grades (generally adversely graded accounts) for a detailed review. Based on these criteria, 73% (by value of loans) of corporate loans outstanding at March 31, 2004 were reviewed individually for impairment. In addition to the detailed review of large balance loans, we also classify our portfolio based on the overdue status of each account, based on which a loan is classified as impaired if principal or interest has remained overdue for more than 90 days.

     For restructured and other impaired loans in excess of Rs. 100 million, we follow a detailed process for each account to determine the allowance for loan losses to be provided as detailed in the preceding paragraph. For the balance of smaller corporate loans overdue for more than 90 days, we classify these loans into separately identified categories based on common characteristics. This process is detailed in the section, “Business – Impaired Loans – Allowance for Loan Losses” on page 82 of Form 20-F. We ensure that loans which are individually evaluated for impairment are not considered again in the analysis of loans that are more than 90 days overdue. We make an additional allowance in respect of our residual non-impaired corporate loans based on an analysis of our historical loss experience to estimate the probable losses on the loan portfolio. Certain loans classified in earlier periods as restructured and other impaired loans that exhibit sustained performance for a reasonable period are upgraded into non-impaired status. Allowances held against such upgraded loans are retained and are a part of allowances for loan losses against non-impaired portfolio.

     Allowance for loan losses against smaller balance homogenous consumer loans

     This category of smaller balance, homogeneous consumer loans includes consumer mortgage, installments, revolving credit, and most other types of consumer loans. We make allowances for our smaller balance homogeneous consumer loans by aggregating individual loans into various product categories. Total outstanding loans in a product category are then classified into time buckets based on ageing, that is, the number of days overdue. We establish an aggregate allowance for loan losses on our smaller-balance homogenous consumer loans (impaired and non-impaired loans) based on our estimate of probable losses inherent in the time buckets identified for each of the product categories. Our estimate, amongst other factors, includes analysis of data available within and outside the Bank, using which historical delinquency and credit loss experience is applied to the current ageing of the portfolio.

     To summarize, a substantial part of our loan portfolio (approximately 80% of total loans) is reviewed either in aggregate (smaller-balance homogenous consumer loans) or individually (corporate loans with outstanding greater than Rs. 100 million). We believe that the allowance for loan losses against non-impaired loans at March 31, 2004 is appropriate to cover probable losses inherent in the residual portfolio.

     We have adopted the guidance in SFAS 114 as amended by SFAS 118 while computing allowances for loan loss provisions as stated in the policy for computing specific allowance for loan losses on impaired loans on page F-13 of Form 20-F and as explained in the section “Business - Impaired Loans” on pages 75 to 83 of our Form 20-F. The following table sets forth a summary of the requirements of SFAS 114 and SFAS 118 and our compliance with these requirements.

Para No of FAS	FAS 114 / FAS 118 statement	Bank policy
8	A loan is impaired when, based on current information and events, it is probable that a creditor will be unable to collect all amounts due according to the contractual terms of the loan agreement.	As described in the section “Business – Impaired Loans – Recognition of Impaired Loans” on page 75 of Form 20-F and in our accounting policy on allowance for loan losses on page F-13 of Form 20-F, we follow this definition in identifying impaired loans.
12	Some impaired loans have risk characteristics that are unique to an individual borrower, and the creditor will apply the measurement methods described in paragraphs 13-16 on a loan-by-loan basis. However, some impaired loans may have risk characteristics in common with other impaired loans. A creditor may aggregate those loans and may use historical statistics, such as average recovery period and average amount recovered, along with a composite effective interest rate as a means of measuring those impaired loans.

We conduct a comprehensive analysis of our corporate loan portfolio on a periodic basis for identification of impaired loans and determination of the allowances required. The analysis considers both qualitative and quantitative criteria including, among others, the account conduct, future prospects, repayment history and financial performance. This comprehensive analysis includes an account-by-account analysis of a substantial portion of the corporate loan portfolio, and an allowance is made for probable loss, if any, on each account. Corporate loans with outstanding amount of greater than Rs. 100 million are selected across risk grades (generally adversely graded accounts) for a detailed review. Based on these criteria, 73% (by value of loans) of corporate loans outstanding at March 31, 2004 were reviewed individually for impairment. In addition to the detailed review of large balance loans, we also classify our portfolio based on the overdue status of each account, based on which a loan is classified as impaired if principal or interest has remained overdue for more than 90 days.

For restructured and other impaired loans in excess of Rs. 100 million, we follow a detailed process for each account to determine the allowance for loans losses to be provided as described in the preceding paragraph. For the balance of smaller corporate loans overdue for more than 90 days, we classify these loans into separately identified categories based on common characteristics. This process is detailed in the section, “Business – Impaired Loans – Allowance for Loan Losses” on page 82 of Form 20-F. We ensure that impaired loans which are individually evaluated for impairment are not considered again in the analysis of loans that are more than 90 days overdue.
13	When a loan is impaired as defined in paragraph 8 of this Statement, a creditor shall measure impairment based on the present value of expected future cash flows discounted at the loan's effective interest rate, except that as a practical expedient, a creditor may measure impairment based on a loan's observable market price, or the fair value of the collateral if the loan is collateral dependent.	We measure the value of impaired loans as the present value of expected future cash flows discounted at the loan’s effective interest rate, at the loan’s observable market price, or the fair value of the collateral if the recovery of the loan is solely collateral dependent. If the value of the impaired loan is less than the recorded investment in the loan, we recognize this impairment by creating a valuation allowance with a corresponding charge to the provision for loan losses.
14	If a creditor bases its measure of loan impairment using a present value amount, the creditor shall calculate that present value amount based on an estimate of the expected future cash flows of the impaired loan, discounted at the loan's effective interest rate.	We calculate present value by using the loan’s effective interest rate for discounting.

20

A creditor shall disclose, either in the body of the financial statements or in the accompanying notes, the following information about loans that meet the definition of an impaired loan in paragraph 8 of this Statement:

a. As of the date of each statement of financial position presented, the total recorded investment in the impaired loans at the end of each period and (1) the amount of that recorded investment for which there is a related allowance for credit losses determined in accordance with this Statement and the amount of that allowance and (2) the amount of that recorded investment for which there is no related allowance for credit losses determined in accordance with this Statement.

b. The creditor's policy for recognizing interest income on impaired loans, including how cash receipts are recorded.

c. For each period for which results of operations are presented, the average recorded investment in the impaired loans during each period, the related amount of interest income recognized during the time within that period that the loans were impaired, and, unless not practicable, the amount of interest income recognized using a cash-basis method of accounting during the time within that period that the loans were impaired.

a. We have disclosed the required information in Footnote 9 on page F-28 of Form 20-F.

b. We have disclosed the required information in Footnote 1 on page F-13 of Form 20-F.

c. We have disclosed the required information in Footnote 9 on page F-28 of Form 20-F.

     We have explained the process for determining the elements of the allowance for loan losses on pages 1 and 2. As described above, we have assessed the adequacy of allowance on our loan portfolio in various ways, depending on the characteristics of the various components of the portfolio to ensure we have made an adequate allowance. Overall, our principal focus is to maintain an adequate allowance to absorb probable credit losses in the loan portfolio. We believe that our allowances are appropriate as per the guidance issued by SFAS 114, SFAS 118 and SFAS 5 for determining the allowances on our non-impaired loans. The allowance for loan losses represents our best estimate of probable losses inherent in the portfolio. As explained more fully in the preceding paragraphs, we have considered our historical delinquency and credit loss experience while computing allowances for loan losses on our portfolio. We believe that the estimates used for determining the level of allowance for loan losses in the preparation of consolidated financial statements are prudent and reasonable.

     The level of restructured and other impaired loans at March 31, 2004 (26.7% of our gross loan portfolio) arises primarily out of the project and corporate finance business of erstwhile ICICI Limited, which was a development financial institution engaged in extending term loans to Indian companies. Till 1991, the Indian economy was heavily regulated, and functioned under a regime of licensing of all industrial units and high levels of protection from foreign competition (in the form of entry and tariff barriers). In 1991, India embarked on a process of liberalization which exposed Indian industry to foreign competition. A large number of industrial units set up in the protected environment were unable to compete in the liberalized environment leading to impairment of the debt owed by them to the Indian financial system. At the same time, in the mid-1990s, several Indian companies initiated large new projects, primarily in commodity sectors. These projects were characterized by a high level of debt (due to inadequate depth in equity capital markets) contracted at high rates of interest prevailing in the Indian economy at that time. In the following years, the Indian economy, Indian companies and consequently asset quality in the Indian financial system, including ICICI Limited, were adversely impacted by negative trends in global markets and recessionary conditions in various economies and increased competition arising from liberalization in India. There were also certain project specific issues such as contractual disputes relating to a large power project. Our restructured loans and other impaired loans relate primarily to the loans originated by erstwhile ICICI Limited during this period. Subsequent to the amalgamation of ICICI Limited with ICICI Bank in 2002, several significant positive changes have occurred in our business and financial profile, including a rapid diversification of the balance sheet towards consumer loans. The following table sets forth, at the dates indicated, the composition of our loan portfolio.

	At March 31,

	2002[1]		2003		2004

	(in billions, except percentages)

	Amount	(%)	Amount	(%)	Amount	(%)

Project and corporate finance	416.4	70.4%	387.9	55.7%	319.6	39.7%
Working capital finance	42.2	7.1%	74.4	10.7%	80.5	10.0%
Lease financing	49.9	8.4%	26.9	3.9%	26.2	3.3%
Consumer loans and credit card receivables	73.0	12.3%	188.3	27.0%	309.0	38.4%
Others	10.3	1.8%	18.9	2.7%	70.1	8.6%

Gross loans	591.8	100.0%	696.5	100.0%	805.4	100.0%

1. Figures are for ICICI Limited.

     We believe that the credit quality of our consumer loan portfolio is significantly better than the legacy project and corporate finance portfolio, and this is reflected in the gross impaired loans data. Gross impaired loans in consumer loans and credit card receivables were Rs. 3.7 billion at March 31, 2004 and constituted only 1.2% of the consumer loans and credit card receivables portfolio. While project and corporate finance loans accounted for 90.6% of our gross restructured and other impaired loans at March 31, 2004, the share of this category of loans in our total loan portfolio has reduced from 70.4% of ICICI Limited’s gross loans at March 31, 2002 to less than 40.0% of our gross loans at March 31, 2004 and project and corporate finance loans have also declined in absolute terms in each of fiscal years 2003 and 2004. Consumer loans and credit card receivables have increased from 12.3% of ICICI Limited’s gross loans at March 31, 2002 to 38.4% of our gross loans at March 31, 2004. The high level of impaired loans at March 31, 2004 is therefore not an indicator of the quality of the residual portfolio and the adequacy of allowance for loan losses on non-impaired loans.

     The loss rates disclosed in Footnote 11 for securitized loans relating to the smaller-balance homogenous consumer loans represent our reasonable estimate of probable credit losses in the loans securitized. The analysis made by us for computing the anticipated credit losses disclosed in Footnote 11 is based on the same assumptions as used for determining the aggregate allowance for loan losses on smaller-balance homogeneous consumer loans. Since these disclosed rates represent anticipated credit losses only on the loans securitized, these may not necessarily reflect the historical delinquency and the credit loss experiences for the entire portfolio. The loss rates are higher for personal loans and two-wheeler loans which constitute a very small percentage of our total portfolio. As stated in section

“Business – Overview of ICICI Bank’s Products and Services – Commercial Banking – Commercial Banking Products and Services for Retail Customers – Retail Lending Activities” on page 32 of Form 20-F, personal loans were only 2.7% and two-wheeler loans were only 3.0% of our consumer loans and credit card receivables at March 31, 2004.

Note 8 – Investment in Affiliates, page F-25

2.	You account for a 74% ownership interest in ICICI Prudential Life Insurance Limited and ICICI Lombard General Insurance Company Limited using the equity method because of substantive participative rights held by the minority shareholders. Please tell us what substantive participative rights your minority shareholders have. Given those rights and your majority ownership interest and associated rights, explain how you determined that these companies should not be consolidated.

     Issue no 96-16 of the Emerging Issues Task Force (EITF 96-16) concludes that full consolidation of an entity by the majority shareholder is inappropriate if the minority shareholders have substantive participative rights in the entity. EITF 96-16 further requires the majority shareholder to consolidate such an entity by the equity method. The minority shareholder in ICICI Prudential Life Insurance Company is Prudential plc of UK and in ICICI Lombard General Insurance Company is Fairfax Financial Holdings of Canada (through one or more of their affiliates). Both Prudential and Fairfax have certain veto rights. These veto rights are substantive participative rights as discussed by the Emerging Issues Task Force. Substantive participative rights as defined in EITF 96-16 means the ability to block significant decisions in the ordinary course of business that are proposed by the majority shareholder. Decisions made in the ordinary course of the business are defined as decisions about matters of a type consistent with those normally expected to be addressed in directing and carrying out the current business activities of the investee.

     ICICI Prudential Life Insurance Company

     The agreement between us and Prudential defines that certain actions or decisions (defined as “Fundamental Matters”) can be taken by the company only if there is a favorable vote of the majority of our nominee directors and nominee directors appointed by Prudential. Some of the items that have been defined as fundamental matters are listed below:

  Any transaction between ICICI Prudential Life Insurance Company on the one hand and ICICI Bank Limited or Prudential or their respective Affiliates on the other on terms that are more favorable to ICICI Bank Limited and Prudential or their respective affiliates than would be obtained on an arm’s length basis;
  The establishment of dividend policies and the recommendation of dividend payouts;
  Any determination of maximum exposure limits with respect to categories of ICICI Prudential Life Insurance Company’s activities;
  Appointment and removal of actuaries;
  Approval of initial business plan and annual plan;
  The borrowing limit of ICICI Prudential Life Insurance Company;
  The granting by ICICI Prudential Life Insurance Company of a power of attorney or other delegation by the board (other than in the normal course of business or to the Managing Director or committees of the board formed for corporate governance purposes);

  The giving of guarantees or indemnities by ICICI Prudential Life Insurance Company (other than in the normal course of business) or the charging of ICICI Prudential Life Insurance Company’s assets; and
  The approval of the investment strategy adopted by the investment committee or any subsequent change thereto.

     In view of the above, we concluded that Prudential has substantive participative rights and full consolidation of ICICI Prudential Life Insurance Company was inappropriate. Accordingly, we have consolidated ICICI Prudential Life Insurance Company by the equity method.

     ICICI Lombard General Insurance Company

     The agreement between us and Fairfax states that the board of directors would establish a Board Governance Committee and an Investment Committee. All such committees shall be composed of, independent directors, and nominee directors of ICICI Bank Limited and Fairfax. The agreement requires unanimous approval of the members of the Board Governance Committee for the appointment, termination or remuneration of the Managing Director and Chief Executive Officer, who has substantive powers including appointment of other key personnel. The agreement also requires unanimous approval of the members of the Investment Committee for the establishment or amendment of detailed guidelines regarding the investment policy. In addition to these rights, the agreement lists issues relating to business, shares, auditors, contracts and guiding principles which require an approval of a majority of the nominee directors of ICICI Bank Limited and a majority of nominee directors of Fairfax.

     In view of the above, we concluded that Fairfax has substantive participative rights and full consolidation of ICICI Lombard General Life Insurance Company was inappropriate. Accordingly, we have consolidated ICICI Lombard General Life Insurance Company by the equity method.

Note 16 - Goodwill and Intangible Assets, Net, page F-33

3.	We note that no commercial banking goodwill impairment loss was recorded during the years ended March 31, 2003 and 2004. We also note on page F-39 that you reported net losses for your commercial banking segment for the same period. For each period please explain how you determined that no goodwill impairment loss should be recorded as a result of these net losses.

     For each of the years ended March 31, 2003 and 2004, we tested the commercial banking goodwill for impairment in accordance with SFAS 142, by comparing the fair value of the commercial banking segment (based on valuation by independent valuers) with its carrying amount (including goodwill) at March 31, 2003 and 2004. At March 31, 2003 and 2004, the fair value of the commercial banking segment significantly exceeded its carrying value resulting in no impairment loss.

     As detailed on page F-39 of Form 20-F, the commercial banking segment incurred a net loss of Rs. 7.8 billion in fiscal 2003 which reduced to a net loss of Rs. 4.4 billion in fiscal 2004. The loss incurred by the commercial banking segment was primarily due to the impact of the amalgamation of ICICI Limited with ICICI Bank Limited as detailed on pages 103 and 104 of Form 20-F, including the higher provision for credit losses required on the project finance portfolio of ICICI Limited. Project and corporate finance loans have reduced from 70.4% of ICICI Limited’s gross loans at March 31, 2002 to less than 40.0% of our gross loans at March 31, 2004, while consumer loans and credit card receivables have increased from 12.3% of ICICI Limited’s gross loans at March 31, 2002 to 38.4% of our gross loans at March 31, 2004.Consequent to the amalgamation, the requirement to maintain statutory liquidity ratio and cash reserve ratio on liabilities of ICICI Limited which were not earlier subject to this requirement has adversely impacted the spread and net interest income of commercial banking segment. Maintenance of the statutory liquidity ratio and cash reserve ratio resulted in a large investment in government securities and maintenance of cash balances with the Reserve Bank of India, both of which earn low yields compared to loan assets. Further, as mentioned on page 111 of Form 20-F, these liabilities of ICICI Limited carry a higher interest rate compared to our current cost of funding. The repayment of these higher cost liabilities of ICICI Limited on their contractual maturities has a positive impact on the spread and net interest income of the commercial banking segment. The future earnings potential and not the net loss incurred in a particular period is an indicator of fair value of the commercial banking segment. As the fair value of the commercial banking segment continued to be greater than the carrying amount (including goodwill), no goodwill impairment was recorded.

Note 17 – Other Assets, page F-34

4.	Please define the “Debtors” included in your table and explain the large increase in these assets during the year ended March 31, 2004.

     The amount disclosed as sundry debtors in Note 17 on page F-34 of Form 20-F represents amounts recoverable, in the ordinary course of business from our counterparties, customers and clients, primarily relating to:

  receivables on account of sale of securities which are settled on the following day. We follow trade date accounting according to which the sale of an investment is booked on the date on which the security is traded (the trade date) and not on the date on which the cash is received (value date). This is in accordance with para 170 of SFAS 140 on ‘Accounting for transfers and servicing of financial assets and extinguishment of liabilities’;
  services rendered by 3i Infotech Limited, a software consulting and development and information technology company which is consolidated in our US GAAP financial statements, to its customers;
  receivables of ICICI Web Trade Limited, an Internet-based brokering services company, which is consolidated in our US GAAP financial statements. These receivables primarily represent amounts recoverable from its clients for transactions executed on stock exchanges.
  This amount in turn is payable to the stock exchanges and is included in “Other Liabilities”; and
  other receivables particularly in the case of consumer loans where a check received from the borrower has not been realized.

     The sundry debtors have increased primarily due to increase in:

  receivables on account of sale of certain securities on the last day of the year for which the settlement was outstanding; and
  amounts recoverable from ICICI Web Trade clients.
*	*	*

ICICI Bank Limited hereby acknowledges that:

  It is responsible for the adequacy and accuracy of the disclosure in the filing;
  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
  It may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We have attempted to address each of the comments raised in your letter and any concerns which the Staff may have. If you have any questions or if we can provide any additional information, please feel free to contact me at (91) 22-2653-6157.

Sincerely yours,

/s/ Rakesh Jha

Rakesh Jha
General Manager

cc:	Robert Overstreet, KPMG
Margaret E. Tahyar, Esq., Davis Polk &
Wardwell